UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.
(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
830 Post Road East
Suite 205
Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

China Ceramics Co., Ltd. (the “Company”) is filing this Report of Foreign Private Issuer on Form 6-K to report the following to its investors:

•
Between November 30, 2011 and December 30, 2011, Mr. Huang Jiadong, the Company’s chief executive officer and a director, purchased an aggregate of 105,000 of the Company’s shares on the open market for prices per share ranging from $2.66 to $2.81.

•	On December 30, 2011, Mr. Hen Man Edmund, the Company’s chief financial officer, purchased 5,000 of the Company’s shares on the open market for $2.81 per share.

The Company is filing this Report of Foreign Private Issuer at the request of Messrs. Huang Jia Dong and Hen Man Edmund so that the Company’s investors can be aware of these transactions.  These transactions are being disclosed on a voluntary basis and neither Huang Jia Dong, Hen Man Edmund, nor any other of the Company’s officers, directors or affiliates, are required to, or undertake any obligation to, report any future transactions of the Company’s securities to the Company or the public except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 4, 2012

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name:	Hen Man Edmund
Title:	Chief Financial Officer

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